FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Anderson, Richard A.	2. Date of Event Requiring Statement Month/Day/Year 04/27/03	4. Issuer Name and Ticker or Trading Symbol BellSouth Corporation (BLS)
(Last) (First) (Middle) 1155 Peachtree Street NE, Suite 1701	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) President - Customer Markets	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Atlanta, GA 30309			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	142,064	D
Common Stock	484	I	by Spouse
Common Stock	1,798.506	I	ESIP
Common Stock	14,694.515	I	ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	10/28/1997	4/28/2007	Common Stock	320	$21.655	D
Incentive Stock Option (right to buy)	10/22/2002	04/22/2012	Common Stock	3,254	$30.725	D
Incentive Stock Option (right to buy)	10/27/1998	04/27/2008	Common Stock	1,382	$31.500	D
Incentive Stock Option (right to buy)	10/23/2001	04/23/2011	Common Stock	2,483	$40.265	D
Non-Qualified Stock Option (right to buy)	02/01/2001	02/02/2006	Common Stock	4,600	$21.280	D
Non-Qualified Stock Option (right to buy)	02/03/2000	02/03/2007	Common Stock	61,400	$22.190	D
Non-Qualified Stock Option (right to buy)	02/02/2001	02/02/2008	Common Stock	130,600	$30.906	D
Non-Qualified Stock Option (right to buy)	03/01/2005	03/01/2012	Common Stock	247,300	$39.020	D
Non-Qualified Stock Option (right to buy)	02/01/2004	02/01/2011	Common Stock	159,100	$42.250	D
Non-Qualified Stock Option (right to buy)	02/01/2002	02/01/2009	Common Stock	119,000	$45.531	D
Non-Qualified Stock Option (right to buy)	02/01/03	02/01/2010	Common Stock	223,600	$45.656	D
Non-Qualified Stock Option (right to buy)	03/03/06	03/03/2013	Common Stock	261,100	$21.745	D
Phantom Deferral Shares			Common Stock	8,852.928(1)		D

Explanation of Responses:

(1) PHANTOM SHARES ACQUIRED UNDER THE BELLSOUTH COMPENSATION DEFERRAL PLAN AND AS A RESULT OF REINVESTMENT OF DIVIDENDS ACCRUED ON PHANTOM SHARES PREVIOUSLY ACQUIRED UNDER VARIOUS DEFERRAL PLANS IN TRANSACTIONS EXEMPT UNDER RULE 16b-3 AND DEFERRED INTO PHANTOM ACCOUNT.

By: /s/ Richard A. Anderson **Signature of Reporting Person	04/30/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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